UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


_X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 29, 1999.

                                       or

___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-5813

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Herman Miller, Inc. Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                             Herman Miller, Inc.
                             855 East Main Avenue
                             PO Box 302
                             Zeeland, Michigan  49464-0302




                                Page 1 of 4 Pages

                             Exhibit Index at Page 2

                              FINANCIAL STATEMENTS


The following financial statements are filed as part of this report:

-    Report of Independent Public Accountants
- Statements of Net Assets Available for Plan Benefits as of May 29, 1999, and May 30, 1998
- Statements of Changes in Net Assets Available for Plan Benefits for the years ended May 29, 1999, and May 30, 1998
-    Notes to Financial Statements
-    Schedule of Assets Held for Investment Purposes as of May 29, 1999
-    Schedule of Reportable Transactions for the year ended May 29, 1999

Note: In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.


                                    EXHIBITS

The following exhibits are filed as part of this report:

-    Consent of Arthur Andersen LLP




                                Page 2 of 4 Pages

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated December 3, 1999, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement file No. 2-84202.


                                               /s/ Arthur Andersen LLP




Grand Rapids, Michigan,
December 8, 1999








                                Page 3 of 4 Pages

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



December 9, 1999                  HERMAN MILLER, INC. PROFIT SHARING
                                  AND 401(K) PLAN



                                  By  /s/ James E. Christenson
                                      James E. Christenson
                                      Executive Vice President, Legal Services,
                                      and Secretary, on behalf of The Plan
                                      Administrative Committee, the Plan's Named
                                      Administrator and Fiduciary





                                Page 4 of 4 Pages

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


            FINANCIAL STATEMENTS AS OF MAY 29, 1999 AND MAY 30, 1998

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To Herman Miller, Inc.,
Administrator of the Herman Miller, Inc.
  Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN (the "Plan") as of May 29, 1999 and May 30, 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 29, 1999 and May 30, 1998, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, the Plan has not presented the schedule of loans or fixed income obligations. Disclosure of this information, which is not considered material to the financial statements taken as a whole, is required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                       /s/ Arthur Andersen LLP

Grand Rapids, Michigan,
  December 3, 1999.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES





                                                                            Page

Statement of Net Assets Available for Benefits
  as of May 29, 1999 and May 30, 1998                                         1

Statement of Changes in Net Assets Available for
  Benefits for the Years Ended May 29, 1999 and May 30, 1998                  2

Notes to Financial Statements                                               3-10

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of May 29, 1999                                   11-12

Schedule II - Item 27d - Schedule of Reportable
  Transactions for the Year Ended May 29, 1999                               13




                                     - (i) -

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                       AS OF MAY 29, 1999 AND MAY 30, 1998

                                                                 1999                    1998
                                                             -------------           ------------
ASSETS:
  Investments, at fair value (Note 5):                       $265,991,269            $255,148,905
                                                             ------------            ------------
  Receivables:
    Employer contributions                                      5,930,385               2,493,380
    Employee contributions                                        299,536                 346,618
    Investment income                                             264,851                 267,633
                                                             ------------            ------------
          Total receivables                                     6,494,772               3,107,631
                                                             ------------            ------------

          Net assets available
            for benefits                                     $272,486,041            $258,256,536
                                                             ============            ============

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED MAY 29, 1999 AND MAY 30, 1998

                                                                        1999                    1998
                                                                    ------------           -------------
INVESTMENT INCOME:
  Dividends                                                            7,301,539              9,160,312
  Interest                                                               316,370                241,773
  Net appreciation (depreciation) in fair
    value of investments (Note 5)                                    (46,019,435)            68,973,923
                                                                    ------------           ------------
          Total investment income (loss)                             (38,401,526)            78,376,008
                                                                    ------------           ------------
CONTRIBUTIONS:
  Employee                                                            16,590,895              9,168,594
  Employer                                                            18,459,825              9,600,462
                                                                    ------------           ------------
          Total contributions                                         35,050,720             18,769,056
                                                                    ------------           ------------

TRANSFERS FROM OTHER PLANS (Note 2)                                   30,572,590                    -

BENEFIT PAYMENTS                                                     (12,714,978)           (11,051,001)

ADMINISTRATIVE EXPENSES                                                 (277,301)              (452,384)
                                                                    ------------           ------------
          Net increase in net assets
            available for benefits                                    14,229,505             85,641,679

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  258,256,536            172,614,857
                                                                    ------------           ------------

  End of year                                                       $272,486,041           $258,256,536
                                                                    ============           ============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS




(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

   The financial  statements of  the  Herman  Miller,  Inc.  Profit  Sharing and
     401(k) Plan (the "Plan") are presented in accordance with AICPA Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and other Disclosure Matters" and prepared using the accrual basis of accounting. Investments are stated at their fair value based upon market quotes, where applicable. Investments for which a quote is not available are stated at fair value as determined by Putnam Fiduciary Trust Company, the Plan's trustee.

   Conformity   with  generally   accepted   accounting    principles   requires
     management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

   Under  Department  of  Labor Reporting  Regulations,  the Plan is required to include a Schedule of Loans or Fixed Income Obligations. The Plan is currently unable to comply with these requirements, due to the unavailability of the required information from the Trustee.

(2)  PLAN AMENDMENT AND RESTATEMENT

   Effective December 1, 1998, the Plan was amended and restated to merge the assets of four separate defined contribution plans that were previously maintained by various non-participating affiliate members of the controlled group into the Plan. The name of the Plan was also changed from the Herman Miller, Inc. Employee Ownership - Profit Sharing Plan to the Herman Miller, Inc. Profit Sharing and 401(k) Plan. Participation requirements and employer contributions of the Plan were also amended. The provisions of the Plan described in Note 3 are those in effect after the amendment and restatement.

(3)  PLAN DESCRIPTION

   The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

        Company: The "Company" means Herman Miller, Inc. and its participating affiliates, also referred to herein as the "Employer". The Company is the Administrator of the Plan.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


        Participating Affiliates: Any member of the controlled group, the principal operations of which are located in the United States, which has adopted this Plan for the benefit of any or all of its employees.

        Participation Requirements: All employees of participating affiliates are eligible on the first day of the next plan quarter after the employee has completed 30 days of employment and attained age 18.

        Vesting: Participants are fully vested at all times. They have a nonforfeitable right to their contributory account and to the Employer contributions and the earnings thereon.

        Employer Profit  Sharing  Contribution:  The Plan provides for an annual non-elective employer contribution for each participant into the Company stock fund. The contribution for the first three plan quarters of each plan year will not exceed three percent of the compensation of eligible participants for the plan year to date. The contribution for the fourth plan quarter of each plan year will not exceed six percent of the compensation of eligible participants for the plan year reduced by the amount of the contributions for the first three plan quarters of the year. The profit sharing contribution is allocated to the accounts of eligible participants based on the ratio of each participant's compensation for the plan year to the total of all eligible participants compensation for the plan year, limited to $30,000 or 25% of participant compensation, whichever is less.

        Salary Deferral Contributions:  A participant may make  salary  deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant's base compensation as determined by the Plan. The salary deferral contributions are invested, as specified by the participant, in the Company's common stock and/or the funds and accounts offered under the Plan.

        Employer  Matching  Contributions:  The Company will contribute  to  the trust as matching contributions up to 50% of the participant's salary deferral contribution not to exceed 3% of the participant's compensation.

        Participant  Accounts:  Individual  accounts  are  maintained  for  each participant to reflect the participant's contributions, employer contributions, and investment earnings. Investment earnings are allocated daily based on each participant's relative account balance within the respective fund.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


   Voting Rights: Each participant is entitled to exercise voting rights attributable to Herman Miller, Inc. common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the trustee will vote the shares as directed by the Plan administrator.

   Benefit Payments: For substantially all Plan participants upon retirement, termination, death or disability, a benefit payment shall be made in the form of a single lump sum payment of a participant's entire account balance via distribution of the Company's stock, cash or a combination of both as directed by the participant and defined in the Plan.

   Investment   Options:   The  Plan   agreement  provides  for   the  following
     investment options:

        Monitor   Money  Market  Fund  -   Consists   primarily   of  short-term
          investments in money market instruments with maturities less than 13 months.

        Monitor  Intermediate  Government  Income  Fund - Consists  primarily of investments in United States government securities, mortgages, guaranteed insurance contracts and other indebtedness for which the return is fixed or limited.

        Frank  Russell   Diversified   Bond  Fund  -   Consists   primarily   of
          investments in bonds, notes, debentures, mortgages, contracts, United States government securities and other indebtedness for which the return is fixed or limited.

        Frank  Russell   Diversified   Equity   Fund  -  Consists  primarily  of
          investments in corporate equity securities in which the principal and rate of return are not guaranteed.

        Frank Russell Special  Growth  Fund - Consists  primarily of investments in corporate equity securities of smaller companies with growth potential in which the principal and rate of return are not guaranteed.

        Frank Russell International Securities Fund - Consists primarily of investments in corporate equity securities of multi-national companies in which the principal and rate of return are not guaranteed.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



        Herman Miller, Inc. Common Stock Fund - Invested solely in the common stock of the Company.

        Putnam OTC & Emerging Growth Fund - Consists primarily of investments in stocks of small to midsize emerging growth companies traded on the over-the-counter market and on national exchanges.

        Putnam   Voyager  Fund  -  Consists   primarily  of  investments  in   a
          combination of stocks of small companies expected to grow over time as well as stocks of larger, more established corporations.

        Putnam International Growth Fund - Consists primarily of investments in a diversified portfolio of stocks of companies located mainly outside the United States.

        Putnam Investors Fund - Consists primarily of investments in blue-chip stocks - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

        Putnam S&P 500 Index Fund - Consists solely of investments that closely approximate the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

        Fidelity Equity-Income Fund - Consists primarily of investments which generate moderate income while considering the potential for capital appreciation. The fund seeks to provide a yield that exceeds the yield of the securities in the Standard and Poor's 500 Index (S&P 500).

        Vanguard Wellington Fund - Consists of investments which are designed to pursue three investment objectives: (a) conservation of capital,
          (b) reasonable current income, and (c) profits without undue risk. The fund uses a balanced investment approach, allocating 60% to 70% of net assets to equities and 30% to 40% to fixed-income securities.

        PIMCO Total  Return Fund  -  Consists of  investments  that seek maximum current income and price appreciation consistent with preservation of capital and prudent investment management. The fund targets intermediate-maturity, fixed-income securities from all major sectors of the bond market.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


        Putnam  Stable  Value  Fund   -   Consists  of  investments  which  seek
          stability of principal by investing mainly in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

        Putnam Asset Allocation: Growth Portfolio - Consists of investments which seek capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

        Putnam Asset Allocation: Balanced Portfolio - Consists of investments which seek total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

        Putnam  Asset  Allocation:   Conservative   Portfolio   -   Consists  of
          investments which seek total return consistent with capital preservation. The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk, substantial investments in investment-grade bonds are designed to reduce risk overall, while a portion remains in stocks to help investments stay ahead of inflation.

        Pooled Loan Account - Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of (1) 50% of the sum of all of the participant's account balances as of the end of the plan year preceding the date on which the loan is approved or $50,000, whichever amount is smaller; or (2) 100% of the participant's salary deferral account balance as of the end of the plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant's principal dwelling unit. The loans shall bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in monthly installments of principal and interest through payroll deduction arrangements with the Company.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



        Termination:  The Plan may be discontinued at any time by  the  Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

(4)  TRUST AGREEMENT

   Under a trust agreement dated December 1, 1998 with the Plan Administrator, Putnam Fiduciary Trust Company (the "Trustee") was appointed Trustee of the Plan. Prior to December 1, 1998, Huntington National Bank was the Plan's trustee. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan's assets and the income therefrom for the benefit of the Plan's participants. All expenses, other than the trustee fees paid by the Plan, are paid by the Company.

(5) INVESTMENTS

   The fair value of individual investments that represent 5% or more of the Plan's total net assets is as follows as of the years ended:

                                                              May 29, 1999           May 30, 1998
                                                              ------------           ------------
Common Stock -
  Herman Miller, Inc., 7,288,993                             $147,146,518*          $189,778,638*
    and 6,854,308 shares, respectively

Mutual Funds -
  Putnam Investors Fund                                        16,920,316                  -
  Putnam Voyager Fund                                          55,368,286                  -
  Putnam Stable Value Fund                                     13,273,704                  -
  Frank Russell Diversified
    Equity Fund                                                     -                 34,961,977

    *Nonparticipant-directed

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)




   During 1999 and 1998, the Plan's investments (including investments purchased and sold, as well as those held during the year) appreciated/(depreciated) in value by $(46,019,435) and $68,973,923, respectively, as follows for the years ended:

                                             May 29, 1999            May 30, 1998
                                             ------------            ------------
              Common Stock                   $(51,302,600)           $65,337,854
              Mutual Funds                      5,283,165              3,636,069
                                             ------------            -----------
                                             $(46,019,435)           $68,973,923
                                             ============            ===========

(6)  NONPARTICIPANT - DIRECTED INVESTMENTS

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                              May 29, 1999                   May 30, 1998
                                              ------------                  -------------
Net Assets:
  Common stock                                $153,238,727                  $192,333,348


                                                                              Year Ended
                                                                             May 29, 1999
                                                                            -------------
              Changes in Net Assets:
                Contributions                                               $ 18,018,873
                Dividends                                                      1,537,675
                Net depreciation                                             (51,302,600)
                Benefits payments                                             (7,848,146)
                Transfers from participant-directed
                  Investments                                                    698,748
                Administrative expenses                                         (199,171)
                                                                            ------------
                                                                            $(39,094,621)
                                                                            ============

(7) RELATED PARTY TRANSACTIONS

   Certain  plan  investments  are  shares of mutual  funds  managed  by  Putnam
     Investment Management, Inc. an affiliate of Putnam Fiduciary Trust Company, the Trustee. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for trustee services were $277,301 for the year ended May 29, 1999.

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)




(8) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           May 29, 1999           May 30, 1998
                                                           ------------           ------------
 Net assets available for benefits
   per the financial statements                            $272,486,041           $258,256,536
 Amounts allocated to withdrawing
   participants                                                (300,784)              (569,211)
                                                           ------------           ------------
 Net assets available for benefits
   per the Form 5500                                       $272,185,257           $257,687,325
                                                           ============           ============

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           Year Ended
                                                                          May 29, 1999
                                                                          ------------
Benefits paid to participants per the
  financial statements                                                    $12,714,978
Add:  Amounts allocated to withdrawing
  participants at May 29, 1999                                                300,784
Less:  Amounts allocated to withdrawing
  Participants at May 30, 1998                                               (569,211)
                                                                          -----------
Benefits paid to participants per the Form 5500                           $12,446,551
                                                                          ===========

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to May 29, but not yet paid as of that date.

(9) TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions o the IRC.

                                                                      SCHEDULE I

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                        EIN: 38-0837640 PLAN NUMBER: 002

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               AS OF MAY 29, 1999


                                                                                                   Fair
Identity of Issuer              Description of Investment                 Cost                     Value
------------------              -------------------------             -------------            ------------
  Common Stock
  ------------
     Herman Miller, Inc.*           Herman Miller, Inc.
                                     Common Stock Fund
                                     (7,288,993 Shares)                 $79,220,543             $147,146,518
  Mutual Funds                                                         ------------             ------------
  ------------

     Putnam Fiduciary Trust          Asset Allocation
       Company*                     Fund Conservative
                                      (22,047 Units)                        232,349                  231,940

                                    Asset Allocation
                                     Fund Balanced
                                     (41,404 Units)                         502,337                  503,888

                                    Asset Allocation
                                      Fund Growth
                                     (57,943 Units)                         805,097                  812,364

                                    OTC and Emerging
                                      Growth Fund
                                    (42,818 Units)                          773,210                  777,574

                                     Investors Fund
                                    (1,128,020 Units)                    16,211,171               16,920,316

                                International Growth Fund
                                     (228,665 units)                      4,343,219                4,644,094

                                   Stable Value Fund
                                   (13,280,175 units)                    13,273,694               13,273,704

                                     Voyager Fund
                                   (2,380,157 units)                     51,205,724               55,368,286

                                  S&P 500 Index Fund
                                   (151,429 units)                        4,505,596                4,655,548

                                                                      SCHEDULE I

                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                        EIN: 38-0837640 PLAN NUMBER: 002

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               AS OF MAY 29, 1999
                                   (Continued)


                                                                                                   Fair
Identity of Issuer              Description of Investment                 Cost                     Value
------------------              -------------------------             -------------            ------------
 Vanguard                            Wellington Fund
                                     (102,545 units)                     3,139,541              3,118,499

 PIMCO                              Total Return Fund
                                     (802,240 units)                     8,700,766              8,172,314

 Fidelity                          Equity Income Fund
                                     (81,602 units)                      4,558,548              4,816,590
                                                                       -----------           ------------
         Total Mutual Funds                                            108,251,252            113,295,117
                                                                       -----------           ------------
 Various plan participants*

                                   Participant Loans
                                (interest rates ranging
                                 from 6.350% to 9.125%)                  5,549,634              5,549,634
                                                                       -----------           ------------
         Total Assets Held for Investment Purposes                    $193,021,429           $265,991,269
                                                                      ============           ============
 *Represents parties-in-interest

                                                                     SCHEDULE II
                               HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN


                        EIN: 38-0837640 PLAN NUMBER: 002

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                         FOR THE YEAR ENDED MAY 29, 1999

                                                  Purchases                                       Sales
                                          --------------------------     ---------------------------------------------------------
     Identity of Issuer and                Number of       Purchase       Number of
    Description of Investment             Transactions      Price        Transactions    Proceeds       Cost of Asset    Net Gain
   -------------------------              ------------    ----------     ------------   ----------      -------------   ----------
A series of transactions in
  excess of 5% of the plan assets at
  The beginning of the plan year:

    The Huntington National Bank* -
      Monitor Money Market Fund               326         $12,153,690        253        $15,161,847     $15,161,847       $     -
    Frank Russell-
      Diversified Equity Fund                 197           4,322,389        159         40,176,311      39,284,366          891,945

    Putnam Fiduciary Trust Company*-
      Putnam Voyager Fund                     151          10,558,941        187          8,115,138       7,633,546          481,592
      Putnam Investors Fund                   148          17,697,447        146          1,610,585       1,486,277          124,308
      Putnam Stable Value Fund                190          16,775,088        170          3,494,913       3,494,913             -

    Herman Miller, Inc.* -
      Common Stock Fund                       179          21,561,849        248         13,902,113      12,714,408        1,187,705

*Represents parties-in-interest